Exhibit 3.1(b)

CERTIFICATE REGARDING AMENDMENT OF

THE CERTIFICATE OF INCORPORATION OF

BOOKS-A-MILLION, INC.

I, Clyde B. Anderson, the duly appointed President and Chief Executive Officer of Books-A-Million, Inc. (the “Company”), hereby certify as follows:

1. On March 16, 1994, the Board of Directors of the Company approved an amendment to the Company’s Certificate of Incorporation proposing to increase the number of shares of Common Stock that the Company is authorized to issue from 15,000,000 to 30,000,000 and recommended that the following resolution be submitted to the stockholders for approval at the Annual Meeting of Stockholders to be held on May 19, 1994:

RESOLVED, that Article IV of the Certificate of Incorporation of Books-A-Million, Inc. be amended and restated in its entirety as follows:

ARTICLE IV

The corporation shall have the authority to issue 30,000,000 shares of common stock of the par value of $0.01 per share (“Common Stock”) and 1,000,000 shares of preferred stock of the par value of $0.01 per share (“Preferred Stock”).

2. At the Annual Meeting of the Stockholders held on May 19, 1994, the resolution set forth above was duly adopted by the stockholders in accordance with Section 242 of Delaware General Corporate Law.

Done this 19th day of May 1994.

By:	/s/ Clyde B. Anderson
Clyde B. Anderson
President and Chief Executive Officer

Attest:	/s/ Sandra B. Cochran
Sandra B. Cochran
Vice President, Chief Financial Officer and
Assistant Secretary